Exhibit 99.1

2017-06-02

PRESS RELEASE

Report from extra general meeting 2 June 2017

Oasmia Pharmaceutical AB (publ) registration number 556332-6676 held an extra general meeting on Friday, 2 June 2017. The main content of the resolutions is summarized below. More detailed information about the content of the resolutions is included in the notice and the full proposals for the extra general meeting available on Oasmia’s website, www.oasmia.se.

Issue authorization

The general meeting resolved, in accordance with the board’s proposal, to authorize the board to, on one or several occasions during the period up to the next annual general meeting of shareholders, resolve on an issue of shares, warrants and/or convertible instruments. The board shall be authorized to resolve on an issue of shares, warrants and/or convertible instruments with or without deviation from the shareholders’ pre-emption rights and/or an issue in kind or an issue by way of set-off or otherwise on such terms and conditions as referred to in Chapter 2, Section 5, second paragraph, points 1-3 and 5, of the Swedish Companies Act. The new shares, warrants and/or convertible instruments shall, in the event of a deviation from the shareholders’ pre-emption rights, be issued at a subscription price based on the share price at the time of the issue, decreased by any discount in line with market practise that the board deems necessary. All other terms are decided by the board, but shall be in line with market practise. The board can however not make resolutions which entail that the share capital is increased with more than SEK 4,000,000.

The reason that the board shall be authorized to resolve on an issue with deviation from the shareholders’ pre-emption rights and/or an issue in kind or an issue by way of set-off or otherwise on such terms and conditions as referred to above is that the Company shall be able to issue shares, warrants and/or convertible instruments in connection with acquisitions of companies or businesses, replace outstanding convertible instruments and to carry-out directed issues in order to raise capital or broaden the ownership of the Company.

Issue of warrants and cancellation of issued warrants

The general meeting resolved in accordance with two proposals, one from the board and the other one from Alceco International S.A., on warrant programs for persons in the executive committee and for certain board members of the company. The programs mean that the company will issue warrants to a wholly owned subsidiary, which is obligated to transfer the warrants to the participants in the programs.

The proposals for resolutions regarding issue of new warrants also included resolutions on simultaneous cancellation of all warrants that were issued by resolution of the extra general meeting on 21 November 2016 and that still are held by the subsidiary.

The resolutions in accordance with the board’s proposal means a directed issue to the subsidiary of maximum 3,750,000 warrants, entailing an increase in the company’s share capital on full exercise of the warrants amounting to a maximum of SEK 375,000. The warrants shall be issued free of charge to the subsidiary.

The right to acquire warrants from the subsidiary is to accrue to persons of the executive committee and other key employees with a right to acquire a maximum of 750,000 warrants per person.

Application for acquisition of warrants shall be made no later than 17 June 2017.

Each warrant entitles the holder to subscribe for one new share in the company. Shares can be subscribed for based on the warrants during the period from and including 16 June 2019 up to and including 16 August 2019.

The subscription price per share shall correspond to 175 per cent of the volume weighted average price for the series A shares in the company according to Nasdaq Stockholm’s official price list during the period from and including 9 June 2017 up to and including 16 June 2017.

In the event of full exercise of the warrants directed to persons of the executive committee, 3,750,000 new shares may be issued, which corresponds to a dilution of approximately 3 per cent of the total number of issued shares and votes in the company after full exercise of all warrants, subject to the recalculation provisions under the warrant terms.

The resolutions in accordance with Alceco International S.A’s proposal means a directed issue to the subsidiary of maximum 3,000,000 warrants, entailing an increase in the company’s share capital on full exercise of the warrants amounting to a maximum of SEK 300,000. The warrants shall be issued free of charge to the subsidiary.

The right to acquire warrants from the subsidiary is to accrue to certain board members with a right to acquire a maximum of 750,000 warrants per person.

The terms and conditions for the notification of acquisition of the warrants, the right and the time for subscription of new shares and subscription price correspond to the terms and conditions for the program directed to persons in the executive committee.

In the event of full exercise of the warrants directed to certain board members, 3,000,000 new shares may be issued, which corresponds to a dilution of approximately 2.4 per cent of the total number of issued shares and votes in the company after full exercise of all warrants, subject to the recalculation provisions under the warrant terms.

The company’s earnings per share is not affected by the issue of the warrants since the present value of the warrant’s redemption price exceeds the market value for the share at the time of issue. The participants will acquire the warrants at market value, meaning that the warrants will not result in personnel costs for the company.

Fore more information, please contact

Mikael Asp, CEO

Phone: +46 18 - 50 54 40

E-mail: mikael.asp@oasmia.com

Notes to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

”This information is information that Oasmia Pharmaceutical AB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 17.30 CET on June 2, 2017.”

Notes to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drugdelivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).